

November 17, 2006

By Facsimile (404) 881-7777 and U.S. Mail

Gregory M. Chait, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

>   **RE: VMS National Properties Joint Venture**
>   **Schedule 13E-3 filed November 2, 2006**
>   **File No. 5-56419**
>
>   **Form S-4/A filed November 1, 2006**
>   **File No. 333-136801**

Dear Mr. Chait:

We have reviewed the filings referenced above and have the following comments.

<u>General</u>

1.   We are still considering your response to prior comment 5. Any additional
     comments will be provided in a subsequent letter.

<u>Form S-4</u>

2.   We note your response to prior comment 2 and the additional disclosure regarding
     the refinancing. It appears that that there remain substantial uncertainties
     regarding whether and in what form the refinancing and the Unaffiliated Sales will
     occur and that these uncertainties may impact a holder's decision to object to the
     Affiliated Contribution. Accordingly, please expand your disclosure to clearly and
     prominently define the circumstances under which you would recirculate proxy
     materials to afford holders a renewed opportunity to object to the Affiliated
     Contribution.

3.   We note that your appraisals will be updated to the most reasonably practicable

date prior to mailing. Please expand your disclosure to explain whether updates to the appraisals could have the effect of lowering the estimated amounts to be paid.

4. Please supplementally explain the potential impact to the estimated distribution if the refinancing or Unaffiliated Sales were to not occur. In that regard, we note that your "calculations are estimated based upon information currently available to the Managing General Partner and are provided as an example only."

Alternatives Considered, page 17

5. Please expand to discuss the alternatives considered by each affiliate. Refer to Item 1013(b) of Regulation M-A.

Expected Benefits of the Transaction, page 22

6. We note your response to prior comment 30. The current disclosure in this section addresses the expected benefits to parties in their capacity as limited partners. Item 1013 of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the company, its affiliates and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. Please revise this section and your "expected detriments" section to address the benefits and detriments to all applicable parties. Also, quantify any expected benefits and detriments to the extent practicable. In that regard, please consider moving the disclosure added in response to prior comment 32 into this section.

7. We note your response to prior comment 31. Please disclose the management fees received by the managing partner as a percentage of gross receipts and in dollar amount.

Fairness of the Transactions

8. We note your response to and reissue prior comment 36. Given the uncertainties relating to the refinancing and unaffiliated sales, your disclosure Item 1014 must address fairness to unaffiliated holders of the Affiliated Contribution based on the multiple potential outcomes. In the alternative, please clarify the precise limitations of the fairness discussion and acknowledge that the fairness discussion will be updated with any potential resolicitation.

9. We reissue prior comment 38. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail, including quantification where appropriate. Revise the fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20

of Exchange Act Release No. 34-17719.

10. We reissue prior comment 39. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of some of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).

11. We reissue prior comment 40. If one party relied on the analysis of another, such as the financial advisor or appraiser, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

12. We are unable to find disclosure responding to prior comment 41. Please advise or revise.

13. We are unable to find disclosure in responding to prior comment 42. Please advise or revise.

14. Please note that given the substantial revisions required to your fairness section, we will withhold further comment on this section at this time.

Determination of Consideration Based on Independent Appraisal, page 40

15. We note your response to prior comment 45. Please disclose any other appraisers considered and please discuss the impact, if any, of AIMCO's historical relationship with KTR in the selection process. Refer to Item 1015(b)(3) of Regulation M-A. In addition, please explain the basis for your statement that the Managing General Partner retained KTR. In that regard, we note that the appraisals are addressed to AIMCO and the compensation was paid by AIMCO.

The Transactions, page 51

16. We are unable to find disclosure in responding to prior comment 46. Please advise or revise.

17. We reissue prior comment 47. Please expand your disclosure to explain how Aimco arrived at its valuations including any material assumptions underlying the analyses.

18. We note your response to prior comment 49. Please provide a detailed legal

        analysis supporting your apparent conclusion Item 1015 disclosure is not required with respect to the appraisals.

19. We are unable to locate the disclosure provided in response to comment 52. Please advise.

<center>*   *   *   *</center>

        As appropriate, please revise the Form S-4 and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. Please file your cover letter on EDGAR. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the each filing person acknowledging that

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Direct questions to me at (202) 551-3345

                              Very truly yours,

                              Michael Pressman
                              Special Counsel
                              Office of Mergers and Acquisitions